FIERA CAPITAL SERIES TRUST
375 Park Avenue, 8th Floor
New York, NY 10152

November 14, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549
Attn: Ms. Alison White

Re:
Fiera Capital Series Trust (the “Trust”)
Post-Effective Amendments Nos. 1, 2, 5, 7, 9 and 10 to the Trust’s Registration Statement
File Nos. 333-215049 and 811-23220
on behalf of Fiera Capital Emerging Markets Fund

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”), filed on Form 485A (the “485A Amendment”); its Post-Effective Amendment No. 2 to the Registration Statement, filed on Form BXT; its Post-Effective Amendment No. 5 to the Registration Statement, filed on Form BXT; its Post-Effective Amendment No. 7 to the Registration Statement, filed on Form BXT; its Post-Effective Amendment No. 9 to the Registration Statement, filed on Form BXT; and its Post-Effective Amendment No. 10 to the Registration Statement, filed on Form BXT (the “BXT Amendments”).

The 485A Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on May 4, 2017 (accession no. 0001140361-17-018409).  The BXT Amendments were filed electronically with the Securities and Exchange Commission via EDGAR on July 17, 2017 (accession no. 0001140361-17-027993), August 15, 2017 (accession no. 0001140361-17-032352), September 13, 2017 (accession no. 0001140361-17-035324), October 12, 2017 (accession no. 0001140361-17-038482) and November 13, 2017 (accession no. 0001140361-17-041880), respectively.  The 485A Amendment automatically became effective on November 13, 2017 because the Trust did not timely file a delaying amendment before effectiveness. The Amendments are being withdrawn because the 485A Amendment had not been updated to reflect the Securities and Exchange Commission's (the “Commissions”) comments.  Subsequent filings will be made to reflect the Commission's comments in the near future. No securities have been issued or sold in connection with the 485A Amendment.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 300-1600.

Thank you for your assistance in this matter.

Sincerely,

/s/ Benjamin Thompson
Benjamin Thompson
Principal Executive Officer